November 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:          Mr. Arthur Tornabene-Zalas

Re:	Aris Water Solutions, Inc. Registration Statement on Form S-3 (File No. 333-268310)

Ladies and Gentlemen:

Aris Water Solutions, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-268310) be accelerated so that the Registration Statement will become effective on Friday, November 18, 2022, at 3:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

ARIS WATER SOLUTIONS, INC.

By:	/s/ Adrian Milton
Adrian Milton
General Counsel, Chief Administrative Officer and Corporate Secretary

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP